Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
AstraZeneca PLC
We consent to the use of our reports dated February 1, 2007, with respect to the consolidated balance sheets of AstraZeneca PLC as of December 31, 2006, 2005 and 2004, and the related consolidated income statements, the consolidated statements of recognised income and expense and the consolidated cash flow statements for each of the years in the three-year period ended December 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG Audit Plc

KPMG Audit Plc
London, England
August 31, 2007